SilverBox Engaged Corp II

1250 S. Capital of Texas Highway

Building 2, Suite 285

Austin, Texas 78746

January 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:      Melanie Singh

        Jeff Gabor

Re:	SilverBox Engaged Corp II
Registration Statement on Form S-1
Initially Submitted on November 18, 2022

Dear Ms. Singh and Mr. Gabor:

On behalf of our client, SilverBox Engaged Corp II (the “Registrant,” “we,” “our” or “us”), we are responding to the oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to Jonathan Ko of Paul Hastings LLP on December 15, 2022 (the “Oral Comment”).

Concurrently with the submission of this letter, we are confidentially submitting with the Commission a revised Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s Oral Comment and to update certain information in the Registration Statement.

In response to the Staff’s Oral Comment regarding the risk factor captioned “If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination,” we have revised such risk factor on pages 63 and 64 of the Registration Statement.

* * *

Securities and Exchange Commission
January 18, 2023

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (213) 683-6188.

Very truly yours,

Jonathan Ko
Paul Hastings LLP

cc:	Stephen Kadenacy, SilverBox Engaged Corp II
Joseph Reece, SilverBox Engaged Corp II
Dan Esters, SilverBox Engaged Corp II
Ilir Mujalovic, Shearman & Sterling LLP
William B. Nelson, Shearman & Sterling LLP